FOR IMMEDIATE RELEASE

DELAWARE INVESTMENTS COLORADO MUNICIPAL INCOME FUND, INC. AND
DELAWARE INVESTMENTS MINNESOTA MUNICIPAL INCOME FUND II, INC.
SUCCESSFULLY PRICE PRIVATE OFFERING OF PREFERRED SECURITIES AND
APPOINT GREGORY A. GIZZI AS CO-MANAGER

PHILADELPHIA, November 15, 2011 -Delaware Investments Colorado Municipal Income Fund, Inc.
and Delaware Investments Minnesota Municipal Income Fund II, Inc. (each, a "Fund" and collectively, the "Funds") today announced that they have successfully priced private offerings, as defined pursuant to
Rule 144A under the Securities Act of 1933, of approximately $105 million of Variable Rate MuniFund
Term Preferred Shares ("VMTP"). The net proceeds from each offering will be invested in accordance with each Fund's investment objective.

Each Fund has issued VMTP shares as follows:
Fund
Name of issuance and amount
Delaware Investments Colorado Municipal Income
Fund, Inc. (AMEX: VCF)
Series 2016 $30 million
Delaware Investments Minnesota Municipal
Income Fund II, Inc (AMEX: VMM)
Series 2016 $75 million

VMTP is a floating rate form of preferred stock with a mandatory term redemption.  The mandatory term redemption date for these two offerings is December 1, 2016. VMTP dividends will be set weekly at a fixed spread to the Securities Industry and Financial Markets Association Municipal Swap Index
(SIFMA). VMTP shares represent the preferred stock of each Fund and are senior, with priority in all respects, to each Fund's common shares as to payments of dividends.

In addition, Delaware Investments announced today that Gregory A. Gizzi has been appointed as a co-
manager for the Funds. Mr. Gizzi joins Joseph R. Baxter, Stephen J. Czepiel and Denise A. Franchetti in
making day-to-day investment decisions for the Funds.

Gregory A. Gizzi, Vice President, Portfolio Manager, Head of Convertible Bond and Municipal Bond
Trading, is a member of the firm's municipal fixed income portfolio management team and municipal trading team, and head of the municipal bond trading staff. Additionally, Gizzi serves as portfolio manager and head of the convertible bond trading staff. Before joining Delaware Investments in January
2008 as head of municipal bond trading, he spent six years as a vice president at Lehman Brothers for the firm's tax-exempt institutional sales effort. Prior to that, he spent two years trading corporate bonds for
UBS before joining Lehman Brothers in a sales capacity. Gizzi has more than 20 years of trading experience in the municipal securities industry, beginning at Kidder Peabody in 1984, where he started as a municipal bond trader and worked his way up to institutional block trading desk manager. He later served in the same capacity at Dillon Read. Gizzi earned his bachelor's degree in economics from Harvard University.

Each Fund is a closed-end fund managed by Delaware Management Company, a series of Delaware
Management Business Trust.

The investment objective for VCF is to provide current income exempt from regular federal income tax and Colorado state income tax, consistent with the preservation of capital. As of September 30, 2011,
VCF had total managed assets of approximately $68.3 million. At that time, the Fund did not have any outstanding preferred shares. In the event the Fund had outstanding preferred shares in the amount of the
Series 2016 VMTP shares, then the pro forma managed assets would have been approximately $98.3 million, including the $30 million attributable to the Series 2016 VMTP shares.

The investment objective for VMM is to provide current income exempt from regular federal income tax and Minnesota state personal income tax consistent with the preservation of capital. As of September 30,
2011, VMM had total managed assets of approximately $163.8 million. At that time, the Fund did not have any outstanding preferred shares. In the event the Fund had outstanding preferred shares in the amount of the Series 2016 VMTP shares, then the pro forma managed assets would have been approximately $238.8 million, including the $75 million attributable to the Series 2016 VMTP shares.

This document is not an offer to sell any security and is not soliciting an offer to buy any security.

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About Delaware Investments
Delaware Investments, a member of Macquarie Group, is a U.S.-based diversified asset management firm with more than $160 billion in assets under management (as of September 30, 2011). Through a team of talented investment professionals, the firm manages assets across all major asset classes for a wide range of institutional and individual investors. Delaware Investments is supported by the resources of
Macquarie Group (ASX: MQG; ADR: MQBKY), a global provider of asset management, investment, banking, financial and advisory services with approximately US $317 billion in assets under management as of September 30, 2011.

Delaware Investments is the marketing name for Delaware Management Holdings, Inc. and its subsidiaries. Advisory services provided by Delaware Management Business Trust, a registered investment advisor. Macquarie Group refers to Macquarie Group Limited and its subsidiaries and affiliates worldwide. For more information about Delaware Investments, visit
www.delawareinvestments.com or call 800 523-1918.

Investments in the Funds are not and will not be deposits with or liabilities of Macquarie Bank Limited
ABN 46 008 583 542 and its holding companies, including their subsidiaries or related companies (the
"Macquarie Group"), and are subject to investment risk, including possible delays in repayment and loss of income and capital invested. No Macquarie Group company guarantees or will guarantee the performance of the Funds, the repayment of capital from the Funds, or any particular rate of return.

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Media Contact
Media Contact
Marlene Petter
Delaware Investments
215 255-1427
Paula Chirhart
Macquarie Group
212 231-1310

(c) 2011 Delaware Management Holdings, Inc.

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